Exhibit 99.1

Sandstorm Gold Provides Warrant Exercise Instructions

VANCOUVER, Feb. 21, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") is pleased to provide warrant exercise instructions for the Sandstorm warrants expiring on April 23, 2014 at 5:00pm EST (CUSIP 80013R115) (the "Warrants"). Every five (5) whole Warrants entitle the holder thereof to purchase one (1) common share of Sandstorm (the "Common Shares") at a price of US$3.00.

Exercise Instructions - Certificated Warrants

Individuals who wish to exercise the Warrants into Common Shares may do so by submitting the following materials before the expiry date and time:

•	the original warrant certificate;
•	a completed and executed Subscription Form (found on the back of the warrant certificate);
•	the exercise funds, in US Dollars, made payable to Sandstorm Gold Ltd. in the form of a certified cheque, bank draft or money order;
•	any special or delivery instructions for the Common Shares on a cover letter.

The above materials must be sent to:

Sandstorm Gold Ltd.
c/o Computershare Trust Company of Canada (the "Warrant Agent")
2nd, Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Exercise Instructions - Warrants Held Electronically

Non U.S. persons holding the Warrants in electronic form must instruct their brokerage firm to inform CDS Clearing and Depository Services Inc. ("CDS") of their intention to exercise the Warrants. Upon receiving the exercise request and the payment for the exercise price, CDS will arrange for the Warrant exercise with the Warrant Agent.

Warrants Held by U.S. Persons

The original distribution of the Warrants by Sandstorm was made pursuant to exemptions from the registration requirements of applicable United States securities laws. As a result, U.S. persons exercising the Warrants must provide an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Warrant Agent that the exercise is exempt from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws, provided however, that in the case of a U.S. accredited investor who acquired the Warrants through the purchase of Subscription Receipts or units directly from the Company, that Warrantholder will not be required to deliver an opinion of counsel provided that the Warrantholder provides the certification set forth in paragraph B of the Subscription Form.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, of which thirteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Brigus Gold Corp., Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

CONTACT INFORMATION

Sandstorm Gold Ltd.
Nolan Watson, Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 14:28e 21-FEB-14